EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended
	March 31,
(Dollars in thousands)	2012	2011
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$9,736	$2,360
Fixed charges (excluding preferred stock dividends)	1,716	1,914
Total earnings	11,452	4,274
Fixed charges:
Interest expense (excluding deposit interest)	1,633	1,837
Rent expense interest factor (1)	82	77
Preferred stock dividends (2)	—	523
Total fixed charges (excluding deposit interest)	1,715	2,437

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	6.68	1.75

Including Interest on Deposits:
Earnings:
Income before income taxes	$9,736	$2,360
Fixed charges (excluding preferred stock dividends)	4,263	5,899
Total earnings	13,999	8,259

Fixed charges:
Interest expense (including deposit interest)	4,180	5,822
Rent expense interest factor (1)	82	77
Preferred stock dividends (2)	—	523
Total fixed charges (including deposit interest)	4,262	6,422

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	3.28	1.29

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.

(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.